

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2024

Joseph Kopec
Managing Director & Associate General Counsel
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany

      Re: Deutsche Bank Aktiengesellschaft
          Registration Statement on Form F-3
          Filed March 28, 2024
          File No. 333-278331

Dear Joseph Kopec:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact John Stickel at 202-551-3324 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance